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HOME FAQ BOARD NOMINEES HOW TO VOTE 5 STEPS MATERIALS CONTACT

1. THE SEC LAWSUIT IS A VERY BIG DEAL, IS FRIGHTENING INVESTORS AND WILL HOLD DOWN THE STOCK PRICE

VOTE TO CHANGE THE BOARD THAT HAS PROTECTED THE PRESIDENT OF MEDALLION FINANCIAL CORP. ("MFIN" or the "Company") RATHER THAN PROTECT STOCKHOLDERS WHO HAVE PAID AN ESTIMATED $7 MILLION[12] TO DEFEND HIM.

The SEC alleges that Andrew Murstein lied on several occasions, committed fraud and violated various provisions of federal securities laws. MFIN'S credibility with investors is irreparably damaged, and based on the recent FALSE allegations by MFIN against ZimCal, we believe very little of what MFIN says.

10. Investors were not told the truth.

SECURITIES AND EXCHANGE COMMISSION,

Plaintiff,

-against-

MEDALLION FINANCIAL CORP., ANDREW MURSTEIN, LAWRENCE MEYERS and ICHABOD'S CRANIUM, INC.,

Defendants.

21 Civ. 11125 (LAK)

AMENDED COMPLAINT

Jury Trial Demanded

ECF Case

The Securities and Exchange Commission today charged Medallion Financial Corp., a Delaware company headquartered in New York, NY, and its President and Chief Operating Officer, Andrew Murstein of New York, NY, with illegally engaging in two schemes...

RESTORE THE SHINE | ZIMCAL ASSET MANAGEMENT

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concealing information from Medallion Financial's Auditor (the "Auditor"). None of this was disclosed to investors.

LATEST UPDATES AND PRESS RELEASES

05/24/24 - ZimCal publishes rebuttal to MFIN's investor deck and posts complete emails to allow investors to see for themselves the extent of MFIN's half-truths and lies.

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May 24, 2024

05/21/24 - ZimCal sends shareholder letter highlighting its concerns with MFIN's excessive management compensation.

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May 21, 2024

05/20/24 - ZimCal publishes its presentation to ISS outlining case for change and unlocking value at Medallion Financial Corp.

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May 20, 2024